SEWARD & KISSEL LLP ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

WRITER'S DIRECT DIAL (212) 574-1223	TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM	1200 G STREET, N.W. WASHINGTON, D.C. 20006 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

April 6, 2012

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Cecilia Blye, Chief
Office of Global Security Risk

Re: Eagle Bulk Shipping, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 15, 2012; File No. 1-33831

Dear Ms. Blye:

We refer to the annual report on Form 10-K for the fiscal year ended December 31, 2011, filed by Eagle Bulk Shipping Inc. (the "Company") with the Securities and Exchange Commission (the "Commission") on March 15, 2012 (the "Annual Report").  By letter dated March 30, 2012 (the "Comment Letter"), the staff of the Commission (the "Staff") provided the Company with its comments regarding the Annual Report.  This letter responds to the Staff's comments.

The following numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. For your convenience, each response is prefaced by the exact text of the Staff's corresponding comment in bold text.

(1)
You state that your vessels may call on ports located in "countries identified by the U.S. government as state sponsors of terrorism, including Cuba, Iran, Sudan and Syria," countries also subject to U.S. economic sanctions and export controls. Your annual report does not include disclosure regarding contacts with those countries. Please describe to us the nature and extent of any past, current, and anticipated contacts with Cuba, Iran, Sudan, and Syria, whether through direct or indirect arrangements, for the last three fiscal years and the subsequent interim period. Include in your response a description of any goods, fees, or services you have provided or anticipate providing, directly or indirectly, to the referenced countries, and any agreements, arrangements, or other contacts you have had, or intend to have, directly or indirectly, with the governments or entities owned or controlled by the governments of those countries. Tell us also whether any vessels that you own, operate, or charter have provided, or are anticipated to provide, any U.S.-origin goods to the referenced countries, or involve employees who are U.S. nationals in operations associated with those countries.

Securities and Exchange Commission
April 6, 2012

The Company acknowledges the Staff's comment and supplementally advises the Staff that none of its vessels have made calls at any port in Cuba, Iran, Sudan, or Syria at any time since January 1, 2009.  In addition, since January 1, 2009 the Company has not had, and does not intend to have, directly or indirectly, any agreements, commercial arrangements, or other contacts, directly or indirectly, with the governments or entities controlled by the governments of Cuba, Iran, Sudan, or Syria, and does not intend to provide any goods, whether directly or indirectly, to such countries.  The Company does not currently employ, and does not intend to employ in the future, any U.S. nationals aboard its vessels or in any operations associated with Cuba, Iran, Sudan or Syria.

(2)
You state that the Comprehensive Iran Sanctions, Accountability, and Divestment Act "expands the application of the prohibitions" of the "former" Iran Sanctions Act to non-U.S. companies. In future filings, please revise your disclosure to remove any implication that (i) the prohibitions of the Iran Sanctions Act did not apply to certain activities of non-U.S. companies prior to its amendment by the Comprehensive Iran Sanctions, Accountability, and Divestment Act; and (ii) the Comprehensive Iran Sanctions, Accountability, and Divestment Act replaced, rather than amended, the Iran Sanctions Act.

The Company acknowledges the Staff's comment and supplementally advises the Staff that in all of its future filings it will not use language stating or implying that (i) the Comprehensive Iran Sanctions, Accountability, and Divestment Act ("CISADA") replaced, rather than amended, the Iran Sanctions Act, or (ii) that the Iran Sanctions Act, prior to its amendment by CISADA, did not apply to certain activities of U.S. companies.

* * * * *

If you have any questions or comments concerning the foregoing, please feel free to telephone the undersigned at (212) 574-1223 or Edward Horton at (212) 574-1265

Very truly yours,

SEWARD & KISSEL LLP

By:	/s/ Gary J. Wolfe
Gary J. Wolfe

cc:	Mr. Alan Ginsberg Chief Financial Officer Eagle Bulk Shipping Inc. 477 Madison Avenue New York, NY 10022

Eagle Bulk Shipping Inc.
477 Madison Avenue
New York, NY  10022

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Cecilia Blye

Re:           Eagle Bulk Shipping Inc.

April 6, 2012

Ladies and Gentlemen:

The undersigned registrant hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in this filing;

•	The Staff's comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours faithfully,

EAGLE BULK SHIPPING INC.

By:	/s/ Alan Ginsberg
Name:	Alan Ginsberg
Title:	Chief Financial Officer